Exhibit 99.1

TD ANNOUNCES CHANGES TO SENIOR EXECUTIVE TEAM

TORONTO, October 12, 2017 – TD Bank Group (TD) (TSX and NYSE: TD) today announced important changes to its Senior Executive Team.

Colleen Johnston Retirement

After close to 14 years at TD, and a career that spans more than three decades, Colleen Johnston, Group Head, Direct Channels, Technology, Marketing and Corporate & Public Affairs, has informed the Bank of her intention to retire in April of 2018.

"Colleen's passion energized her teams and her contributions to TD and to the financial services industry are both significant and long-lasting," said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group. "I want to thank Colleen for her partnership and leadership, and wish her the very best for the future."

As Chief Financial Officer from 2005 to 2015, Colleen helped guide TD through the financial crisis and played a key role in the Bank's growth and North American expansion. During that time, she built a world-class Finance organization and developed an award winning investor relations program. Among her many professional honours, Colleen was named CFO of the Year in 2012, an award that recognizes quality, insight, direction and leadership of Canada's senior financial executives.

For the past two years, she helped reshape the Bank, its technology capabilities and the digital and customer experience. Over the coming months, Colleen will build on this work and lead a company-wide effort to refine and advance innovation efforts across the Bank.

Colleen championed the role of women in leadership at TD and encouraged emerging leaders to gain the confidence to strive for and reach positions of increased responsibility. Active in the community throughout her career, with a particular focus on health and wellbeing, she has served on the Boards of St. Michael's Hospital, the Heart & Stroke Foundation and Bridgepoint Health, among others. Her contributions have received numerous awards, including the Catalyst Canada Honours in 2013 and the YWCA Toronto Women of Distinction Award in 2016.

"TD is truly an outstanding organization and I have been fortunate to work with leaders and colleagues who are second to none; it is because of you I am confident in the Bank's future. I want to thank everyone who played a part in my journey so far," said Johnston.

Senior Executive Team Updates

With Colleen's retirement, TD also announced changes to its Senior Executive Team.

"Our executive team brings together experienced leaders from across North America, aligns key businesses, functions and capabilities, and positions us for continued success," added Mr. Masrani.

The following executive changes are effective November 1, 2017, and all report to Mr. Masrani.

Norie Campbell, currently Group Head and Chief General Counsel, TD Bank Group, will become Group Head, Customer and Colleague Experience, with responsibility for Human Resources, Marketing, Corporate & Public Affairs, Financial Crimes and Fraud Management, and Enterprise Projects.

Ellen Patterson, currently Executive Vice President and General Counsel, TD Bank Group will become Group Head, General Counsel, TD Bank Group with responsibility for Legal, Compliance and Anti-Money Laundering.

Michael Rhodes, currently Executive Vice President, TD Bank Group and Head of Consumer Banking, TD Bank, America's Most Convenient Bank, will become Group Head, Innovation, Technology and Shared Services, TD Bank Group, with responsibility for Technology, Digital and Direct Channels, Enterprise Data & Analytics, and Canadian Collections.

Leo Salom, currently Executive Vice President, Wealth Management, TD Bank Group, will become Group Head, Wealth Management and TD Insurance, TD Bank Group.

The following executives continue to report to Mr. Masrani:

•	Riaz Ahmed, Group Head and Chief Financial Officer, TD Bank Group
•	Greg Braca, currently President and CEO, TD Bank, America's Most Convenient Bank, will also become Group Head, U.S. Retail, TD Bank Group
•	Mark Chauvin, Group Head and Chief Risk Officer, TD Bank Group. As previously announced, following Mark's retirement as CRO on January 31, 2018, Ajai Bambawale will become Group Head and Chief Risk Officer, TD Bank Group, effective February 1, 2018
•	Teri Currie, Group Head, Canadian Personal Banking, TD Bank Group
•	Bob Dorrance, Group Head, Wholesale Banking, TD Bank Group and Chairman CEO & President, TD Securities
•	Paul Douglas, currently Executive Vice President, Canadian Business Banking, will become Group Head, Canadian Business Banking, TD Bank Group
•	Frank McKenna, Deputy Chair, TD Bank Group

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 11.5 million active online and mobile customers. TD had $1.2 trillion in assets on July 31, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Mohammed Nakhooda, Media Relations, TD Bank Group, 416-983-8622, mohammed.nakhooda@td.com; Gillian Manning, Head of Investor Relations, (416) 308-9030 gillian.manning@td.com